SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of
CERTIFICATE
Xcel Energy Inc.
OF
File No. 70-9635
NOTIFICATION
(Public Utility Holding Company Act of 1935)

     This Certificate of Notification is filed by Xcel Energy Inc. (“Xcel Energy”), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy’s Form U-1 Application-Declaration, as amended (the “Application-Declaration”), and the order of the Securities and Exchange Commission (the “Commission”) dated August 22, 2000 (HCAR No. 27218) as amended by orders dated March 7, 2002 (HCAR No. 27494) and November 7, 2002 (HCAR No. 27597) (the “Order”) in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from April 1, 2003 through June 30, 2003 (the “Second Quarter”).

a.)	Following is a computation under rule 53(a) setting forth Xcel Energy’s consolidated retained earnings and aggregate investment in all EWGs and FUCOs as of June 30, 2003:

Average consolidated retained earnings:	$0.5 million

Aggregate investment in all EWGs and FUCOs*:	$2,366.5 million

* The balance includes $2,232.6 million of Xcel Energy’s entire investment in NRG Energy, Inc., not just EWGs and FUCOs. The NRG Energy, Inc. investment includes the acquisition of NRG Energy, Inc.’s minority common shares of $647.8 million. In addition, the investment includes a $502.9 million investment (including forgiveness of interest) made during the year ended 2002. The NRG Energy, Inc. investment also includes a $300 million commitment made in May 2002 pursuant to a Support and Capital Subscription Agreement. All investments were made at a time that Xcel Energy was in compliance with Rule 53 or orders of the Commission.

* On May 14, 2003, NRG filed a voluntary case to restructure its obligations under Chapter 11 of the U.S. Bankruptcy Code. As a result, Xcel Energy no longer maintains the ability to unilaterally control the operations of NRG. Accordingly, Xcel Energy has discontinued the consolidation on its financial statements of NRG retroactive to Jan. 1, 2003, and is reporting NRG results under the equity method in accordance with Accounting Principles Board Opinion No. 18. In accordance with limitations under the equity method, as of May 14, 2003 Xcel Energy has stopped recognizing its equity in the losses of NRG, equal to the potential financial commitment it has to NRG as part of the settlement agreement, in excess of its investment in NRG.

b.)	Following is a listing of Xcel Energy’s aggregate investment in each EWG and FUCO:
(in millions)
Investment in EWGs and FUCOs:

NRG Energy, Inc.*	$2,232.6
Independent Power International	5.7
Xcel Energy Argentina Inc.	120.7
Denver City Energy Associates, L.P.	7.5

$2,366.5

* The aggregate investment represents Xcel Energy’s entire investment in NRG Energy, Inc., not just EWGs.

c.)	Xcel Energy’s consolidated capitalization ratio* as of June 30, 2003:

Debt as a percentage of capitalization (including approximately $744.6 million of short-term debt)	57%

Common stock equity as a percentage of capitalization	39%

Preferred equity as a percentage of capitalization (including mandatorily redeemable preferred securities)	4%

* Common stock equity includes par value, premium, retained earnings, accumulated other comprehensive income and minority interest.

d.)	Market-to-book ratio of Xcel Energy’s common stock as of June 30, 2003:

Market-to-book ratio at June 30, 2003	1.37

e.)	New EWG projects in which Xcel Energy invested or committed to invest during the Second Quarter:
None

f.)	Growth in consolidated retained earnings (segregating total earnings growth attributable to EWG projects from the revenue attributable to all other subsidiaries of Xcel Energy):

(in millions)
Retained earnings growth from EWG projects	$(306.6)
Retained earnings growth from all other Xcel Energy subsidiaries (reflects dividend payments)	163.0

Total increase in consolidated retained earnings for the six months ended June 30, 2003	$(143.6)

g.)	Year-to-date revenues and net income of each EWG through June 30, 2003:

	Revenue	Net income

(in millions)
NRG Energy, Inc.	$793.7	$(314.9)
Independent Power International	—	—
Xcel Energy Argentina Inc.	24.7	6.9
Denver City Energy Associates, L.P.	41.9	1.4

h.)	Purchase price per share of reported sales of Xcel Energy common stock and the market price per share at the date of the agreement of sale.
None.

i.)	The total number of shares of Common Stock issued during the Second Quarter under Xcel Energy’s dividend reinvestment plan and Xcel Energy system employee benefit and executive compensation plans.
Xcel Energy issued zero shares under its dividend reinvestment plan and zero shares under its system employee benefit and executive compensation plans.

j.)	Xcel Energy long-term debt issued during the Second Quarter.
On June 24, 2003 Xcel Energy sold $195,000,000 principal amount 3.40% senior notes due July 1, 2008. The notes were sold under the following terms and conditions:

Per Senior Note

Price to investors	99.807%
Discount to initial purchasers	0.600%
Proceeds to the company	99.207%

               The net proceeds were used to repay a portion of Xcel Energy’s indebtedness under its five-year credit facility.

k.)	The names of the guarantors and of the beneficiaries of any Xcel Energy or Subsidiary Guarantee or other form of credit support issued during the Second Quarter, and the amount, term and purpose of the guarantee.

1.	The following guarantee was issued during the Second Quarter:

Guarantor	Beneficiary	Amount	Matures	Purpose

Xcel Energy	Xcel Energy Markets Holdings, Inc.	$30,670,358	Continuing	Guarantee Indemnification Obligations

2.	Xcel Energy guaranteed an additional $3,163,368 of surety bonds in the Second Quarter. Such guarantees are exempt under Rule 45 (b)(6).

l.)	The amount and terms of any Short-term Debt issued by Xcel Energy during the Second Quarter.
Xcel Energy borrows and repays short-term debt on an on-going basis. As of June 30, 2003, Xcel Energy had $129,000,000 in short-term debt outstanding at an average cost of 2.6%.

m.)	The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52.
Cheyenne As of June 30, 2003, Cheyenne Light, Fuel and Power Company (Cheyenne) had $22,771,000 in short-term debt outstanding to Xcel Energy at an average cost of 2.46%.

On June 11, 2003, Cheyenne renewed an existing Standby Bond Purchase Agreement with Wells Fargo Bank, National Association related to its $10,000,000 Adjustable Rate Industrial Development Revenue Bonds (Cheyenne Light, Fuel and Power Company Project) Series 1997A. The expiration date is September 1, 2004.

Black Mountain Gas As of June 30, 2003, Black Mountain Gas Company had $3,097,021 in short-term debt outstanding to Xcel Energy at an average cost of 2.46%.

n.)	The amount and terms of any financings consummated by any Non-utility Subsidiary during the Second Quarter that are not exempt under Rule 52.
None.

o.)	The amount and terms of any financings consummated by any Utility Subsidiary during the Second Quarter under the exemption provided under Rule 52.
Utility Subsidiaries Short-term Debt

On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of June 30, 2003, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

Utility Subsidiary	Amount	Avg. Rate

Public Service Company of Colorado (PSCo)	$500,000,000	2.83%
Southwestern Public Service Company (SPS)	$0	—
Northern States Power-Minnesota (NSP-MN)	$115,000,000	3.02%
Northern States Power-Wisconsin (NSP-WI)	$0	—

Utility Subsidiaries Letters of Credit Issued/Renewed

Issuing Entity	Beneficiary	Renewed	Amount	Expiration Date

None

PSCo As of June 30, 2003, PSCo had short-term borrowings outstanding from its subsidiary P.S.R. Investments, Inc. of $655,000 at an average rate of 3.81%.

PSCo Credit Agreement
On May 14, 2003 PSCo renewed its 364 day revolving credit agreement with several banks until May 15, 2004. With this renewal, the size of the credit agreement was reduced from $530 million to $350 million. The interest rate per annum under the agreement is the Prime Rate or the Eurodollar Rate plus a spread of 0.850%. The credit agreement is primarily used to fund general corporate needs.

PSCo Bridge Agreement
On June 24, 2003, PSCo entered into a bridge credit facility with various banks in the amount of $300,000,000. This facility terminates on June 23, 2004. The use of proceeds was to redeem its $194 million of Trust Originated Preferred Securities and $144.8 million of its 8.75 percent first mortgage bonds, both of which were redeemed on June 30, 2003.

NSP-MN As of June 30, 2003, NSP-MN had short-term borrowings outstanding from its subsidiary United Power & Land of $1,304,000 at an average rate of 3.94%.

NSP-MN Credit Agreement
On May 14, 2003 NSP-MN renewed its 364 day revolving credit agreement with several banks until May 15, 2004. With this renewal, the size of the credit agreement was reduced from $300 million to $275 million. The interest rate per annum under the agreement is the Prime Rate or the Eurodollar Rate plus a spread of 0.850%. The credit agreement is primarily used to fund general corporate needs.

p.)	The amount and terms of any financings consummated by any Non-Utility Subsidiary during the Second Quarter under the exemption provided under Rule 52.
NRG Energy, Inc. NRG Energy, Inc had $1,000,000,000 outstanding under its line of credit on June 30, 2003. The average rate on June 30, 2003 was 7.00%.

NRG Northeast Generating LLC
On May 14, 2003, NRG Northeast Generating LLC entered into a $250,000,000 Debtor-in-Possession financing with General Electric Capital Corporation. The facility was undrawn as of June 30, 2003 and the facility expires on May 13, 2004.

Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of June 30, 2003, the following such inter-company notes were outstanding with an average interest rate of 2.46%:

		Amount
Lender	Borrower	Outstanding

Xcel Energy	Xcel Energy Services Inc.	$57,217,000
Xcel Energy	Xcel Energy WYCO Inc.	$2,600,000
Xcel Energy	Xcel Energy International Inc.	$38,860,000
Xcel Energy International Inc.	Xcel Energy Argentina Inc.	$32,427,194
NCE Communications, Inc.	Xcel Energy Communications Group, Inc.	$1,741,000
e prime Energy Marketing, Inc.	Xcel Energy Retail Holdings, Inc. ("Xcel Retail")	$5,470,000
Xcel Energy	Xcel Retail	$6,942,000
Xcel Retail	Xcel Energy Cadence	$933,000
Xcel Retail	The Planergy Group	$20,901,785
XERS Inc.	Xcel Retail	$3,541,000
Utility Engineering	Xcel Energy Wholesale Group, Inc.	$59,300,000
Quixx Corporation	Utility Engineering	$47,360,000
Xcel Energy	Xcel Energy Wholesale Group, Inc.	$1,465,000
Utility Engineering	Applied Power Associates, Inc.	$412,500
Utility Engineering	Proto-Power Corporation	$2,150,000
Utility Engineering	Universal Utility Services	$950,000
Utility Engineering	Precision Resource Company	$675,000
Texas-Ohio Pipeline, Inc.	Xcel Energy Ventures Inc.	$115,200
Reddy Kilowatt	Xcel Retail	$900,000
Xcel Energy Retail Propane	Xcel Retail	$4,526,000
e prime, Inc.	Xcel Energy Markets Holdings, Inc.	$14,030,000
Xcel Energy	Xcel Energy Markets Holdings, Inc.	$12,434,000
Xcel Energy	Xcel Energy Communications Group, Inc.	$84,000
Xcel Energy	Xcel Energy Ventures, Inc.	$2,598,000

q.)	The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the Second Quarter and the identity of the parties to such instruments.
PSCo entered into the following interest rate hedges which are permitted under Rule 52:

		Effective
Notional Amount	Cap Rate	Date	Expiration Date	Counterparty

$150,000,000	3.60%	06/10/03	08/15/03	UBS

		Effective
Notional Amount	Initial Rate	Date	Expiration Date	Counterparty

$150,000,000	3.45%	06/26/03	08/15/03	UBS

     Xcel Energy entered into the following interest rate hedges:

		Effective
Notional Amount	Fixed Rate	Date	Expiration Date	Counterparty

$195,000,000	3.40%	06/24/03	07/01/08	JP Morgan and
				KeyBank

r.)	The name, parent company and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the Second Quarter. None.

s.)	Consolidated balance sheets as of the end of the Second Quarter and separate balance sheets as of the end of the Second Quarter for each company, including Xcel Energy, that has engaged in financing transactions during the Second Quarter.
The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), Northern States Power Company (Wisconsin), NRG Energy, Inc., NRG Northeast Generating LLC and NRG South Central Generating LLC as of June 30, 2003 are incorporated by reference. Such balance sheets were filed with the respective company’s Form 10-Q for June 30, 2003. The file numbers are as follows:

Xcel Energy	1-3034
Public Service Company of Colorado	1-3280
Southwestern Public Service Company	1-3789
Northern States Power Company (Minnesota)	000-31709
Northern States Power Company (Wisconsin)	10-3140
NRG Energy, Inc.	001-15981
NRG Northeast Generating LLC	333-42638
NRG South Central Generating LLC	333-48900

               The following balance sheets as of June 30, 2003 were filed under confidential treatment pursuant to Rule 104(b):

Exhibit 1	Xcel Energy Wyco Inc.
Exhibit 2	Xcel Energy Services Inc.
Exhibit 3	Xcel Energy International Inc.
Exhibit 4	Xcel Energy Communications Group, Inc.
Exhibit 5	NCE Communications, Inc.
Exhibit 6	Xcel Energy Retail Holdings, Inc.
Exhibit 7	Xcel Energy Cadence
Exhibit 8	The Planergy Group

Exhibit 9	Xcel Energy Wholesale Group, Inc.
Exhibit 10	Applied Power Associates, Inc.
Exhibit 11	Proto-Power Corporation
Exhibit 12	Universal Utility Services
Exhibit 13	Precision Resource Company
Exhibit 14	Xcel Energy Markets Holdings, Inc.
Exhibit 15	e prime, inc.
Exhibit 16	Texas-Ohio Pipeline, Inc.
Exhibit 17	Quixx Corporation
Exhibit 18	Utility Engineering
Exhibit 19	Cheyenne Light, Fuel and Power Company
Exhibit 20	Black Mountain Gas Company
Exhibit 21	Xcel Energy Ventures Inc.
Exhibit 22	Reddy Kilowatt
Exhibit 23	Xcel Energy Retail Propane
Exhibit 24	P.S.R. Investments, Inc.
Exhibit 25	e prime Energy Marketing, Inc.
Exhibit 26	XERS Inc.
Exhibit 27	Xcel Energy Argentina Inc.
Exhibit 28	United Power & Land

t.)	Registration Statements filed during the Second Quarter
Form POS AM file number 333-59008 filed April 10, 2003 by NSP-MN.
Form S-3 file number 333-104504 filed April 14, 2003 by PSCo.
Form S-4 file number 333-106011 filed June 11, 2003 by PSCo.

I, Ben G.S. Fowke III, Vice President and Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

XCEL ENERGY INC.

		By:	/s/Benjamin G.S. Fowke III Benjamin G.S. Fowke III Vice President and Treasurer

Dated:	August 29, 2003